Exhibit (a)(4)

Yatra Issues Statement in Response to Magna’s Amendment and Extension of Its Unsolicited Tender Offer

Yatra Board Has Unanimously Recommended That Yatra Shareholders NOT Tender Their Shares Into Magna’s Offer

Offer of $1.10 Per Share Substantially Undervalues the Company and Is an Attempt to Opportunistically Capitalize on the Current Trading Price and Buy De Facto Control of the Company

Gurugram, India and New York, September 14, 2026 — Yatra Online, Inc. (NASDAQ: YTRA) (“Yatra” or the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today issued the following statement regarding Magna Holdings Ltd.’s (“Magna”) extension of its unsolicited partial tender offer to acquire up to 20,000,000 ordinary shares of the Company for $1.10 per share in cash, less any applicable withholding taxes and without interest:

Yatra’s Board of Directors (the “Board”) has unanimously concluded that Magna’s unsolicited partial tender offer (the “Offer”) is inadequate, undervalues the Company and is not in the best interests of Yatra and its shareholders. The Board believes that the Offer is below the intrinsic value of the Company and an attempt by Magna to opportunistically capitalize on the current trading price for the shares rather than to compensate shareholders for the underlying value of the Company.

Nothing in Magna’s recent amendment to the Offer changes the Board’s conclusion. The Offer does not reflect a compelling premium, particularly in light of the ownership position of up to approximately 31% of the outstanding shares, and the influence over the Company, that Magna seeks.

Magna still has not told shareholders who it is, including who controls Magna and who has supplied its financing. Magna’s amended filings identify only three individuals: Anita Mitesh Master, a British citizen described only as Magna’s “Director of Operations,” and two newly disclosed directors, Tanuja Nair and Bibi Nafichia Auckbaraullee, both citizens of Mauritius whose only stated occupation is serving as directors of Magna. Magna’s filings provide no professional background for any of them, including no indication that any of them have experience in online travel, in the Indian travel industry or in operating or investing in a public company. Magna is also a recently formed entity with no operating history that has provided no financial statements and no meaningful information from which shareholders could assess its ability to pay for the shares or the characteristics of the persons that will attempt to exercise de facto control over the Company.

We appreciate the support we have received and continue to encourage all Yatra shareholders not to tender their shares into the Offer. We similarly encourage those who have tendered to withdraw their shares.

H.C. Wainwright & Co., LLC is acting as financial advisor to Yatra and Goodwin Procter LLP is serving as legal counsel to Yatra.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited, a public listed company on the NSE and BSE (hereinafter referred to as “Yatra India”), whose corporate office is based in Gurugram, India. Yatra India is India’s largest corporate travel services provider in terms of number of corporate clients with over 1,340 large corporate customers and approximately 60,750 registered SME customers and the second-largest player in the TMC and corporate OTA segment in the country in terms of market share for fiscal year 2024 (Videc report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 81,500 hotels and homestays in approximately 1,550 cities and towns in India as well as more than 2.9 million hotels around the world, Yatra India has the largest hotels inventory amongst key Indian OTA players.

Forward-Looking Statements

This release contains information that may constitute forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “outlook,” “project,” “seek,” “should,” “will” and other words and expressions of similar meaning and include statements regarding the purpose, adoption and objective of the Rights Agreement. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, risks relating to the purpose, adoption and objective of the Rights Agreement, as well as those set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2026 and subsequent filings with the SEC. The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this release are qualified by the factors, risks and uncertainties contained therein. In addition, the forward-looking statements included in this press release represent the Company’s views as of the date of this press release and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by applicable securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this release.

Important Information for Investors and Shareholders

This press release does not constitute an offer to buy or a solicitation of an offer to sell any securities. The Company has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC (available here). Any solicitation/recommendation statement filed by the Company that is required to be mailed to shareholders will be mailed to shareholders. THE COMPANY’S INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE COMPANY’S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a copy of the solicitation/recommendation statement on Schedule 14D-9, any amendments or supplements thereto and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge by clicking the “SEC Filings” link in the “Financial Information” section of the Company’s website, https://investors.yatra.com, or by contacting ir@yatra.com as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Contact

Michael Fein

Campaign Management

+1 (844) 264-9255 (Shareholders)

+1 (212) 632-8422 (Banks and Brokers)